Exhibit 99.1

Appendix 4E - Preliminary Final Report year ended June 30, 2019

This information should be read in conjunction with Benitec’s Annual Report which is enclosed.

1. Company details

Name of entity:	Benitec Biopharma Limited
ABN:	64 068 943 662
Reporting period:	For the year ended June 30, 2019
Previous period:	For the year ended June 30, 2018

2. Results for announcement to the market

				$'000

Revenues from ordinary activities	up	4,175.0%	to	16,159

Profit from ordinary activities after tax attributable to the owners of Benitec Biopharma Limited	up	135.0%	to	4,094

Profit for the year attributable to the owners of Benitec Biopharma Limited	up	135.0%	to	4,094

Dividends

There were no dividends paid, recommended or declared during the current financial period or in the previous corresponding period.

Commentary on results for the period

Benitec's comprehensive profit for the twelve months to June 30, 2019 was $4.094m compared to a loss of $11.640m during the previous corresponding period. The change in profit is predominantly due to an increase in revenue of $15.781m, which includes the upfront license payment of $14.179m as well as the reimbursement of labour cost of $1.532 from Axovant.

Benitec's current assets at June 30, 2019 were $26.743m (June 30, 2018: $20.895m), with current liabilities of $3.766m (June 30, 2018: $2.547m).

Further information on the review of operations, financial position and future strategies is detailed in the 'Review of operations' section which is a part of the Directors' report within the Annual Report.

3. Net tangible assets

	2019	2018
Net tangible assets per ordinary security	$0.0921	$0.1048

4. Audit qualification or review

The financial statements have been audited and an unqualified opinion has been issued.

Benitec Biopharma Limited

ABN 64 068 943 662

Annual Report - June 30, 2019

Contents

Directors Report	1
Auditor's independence declaration	19
Consolidated statement of profit or loss and other comprehensive income	20
Consolidated statement of financial position	21
Consolidated statement of changes in equity	22
Consolidated statement of cash flow	23
Notes to the consolidated financial statements	24
Directors’ declaration	48
Independent auditor's report to the members of Benitec Biopharma Limited	49
Corporate directory	53
Shareholder information	54

General information

The financial statements cover Benitec Biopharma Limited as a Group consisting of Benitec Biopharma Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited's functional and presentation currency.

Benitec Biopharma Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Benitec Biopharma Limited shares are listed on the Australian Securities Exchange in Australia (ASX: BLT). It is also listed on the NASDAQ Global Select Market in United States (NASDAQ: BNTC; NASDAQ: BNTCW).

Its registered office and principal place of business is:

Level 14, 114 William St

Melbourne, VIC, 3000

Australia

A description of the nature of the Group's operations and its principal activities are included in the Directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on August 29, 2019. The directors have the power to amend and reissue the financial statements.

The information in this report should be read in conjunction with the most recent annual financial report and any public announcements made by Benitec Biopharma Limited.

BENITEC BIOPHARMA LIMITED

Executive Chairman’s and CEO Letter

Dear Shareholder

The past year has been one of great change for Benitec.  Through the dedication of the Board and the core members of the scientific, clinical, and financial teams at the Company, Benitec continues to navigate a series of unprecedented structural, operational, and financial challenges.

Benitec recently announced the completion of a workforce reduction of approximately 50%.  Through this streamlining of operations, the Company retained staff members who are key to the achievement of the core research and development goals.  The rationalisation of resources will result in an extended financial runway for the Company while allowing Benitec to continue to advance the BB-301 program through development for the treatment of Oculopharyngeal Muscular Dystrophy.

Through our continued focus on the optimisation of the nonclinical and clinical attributes of BB-301 for the treatment of Oculopharyngeal Muscular Dystrophy, our team has an unprecedented opportunity to develop a novel genetic medicine that could facilitate clinically meaningful patient benefit in a potentially fatal clinical disorder for which profound unmet medical need still exists.

We will continue to strive for innovative solutions to improve outcomes for patients suffering from chronic diseases.

Thank you,

Jerel A. Banks, M.D., Ph.D.

Executive Chairman and CEO

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019

The Company’s directors present their report on the consolidated entity (referred to hereafter as the 'Group') consisting of Benitec Biopharma Limited (referred to hereafter as the 'Company' or 'parent entity') and the entities it controlled at the end of, or during, the year ended June 30, 2019.

Directors

The following persons were directors of the Company during the whole of the period and up to the date of this report, unless otherwise noted:

Dr Jerel A Banks (Executive Chairman and CEO)

Mr Peter Francis (Non-Executive Director)

Mr Kevin Buchi (Non-Executive Director)

Ms Megan Boston (Executive Director and Head of Operations Australia)

Principal Activities

During the financial year the principal continuing activities of the Group consisted of development of the Group’s therapeutic pipeline and pre-clinical programs, funding, and protecting and building the IP estate.

The Group is pursuing Oculopharyngeal Muscular Dystrophy, or OPMD and is seeking to partner Hepatitis B based on its patented gene-silencing technology, ddRNAi.

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Results

Benitec’s comprehensive profit for the 12 months ended June 30, 2019 was $4.094m compared to a loss of $11.640m for the previous corresponding period.

The profit of $4.094m is explained by:

•

Increase in revenue of $15.781m: Under the terms of the license agreement between Axovant and Benitec, Benitec received an upfront payment of $14.179m in July 2018. Revenue also includes payment for services provided to Axovant totaling $1.532m.

•	Reduction in Research and development costs of $3.786m: Research and development costs were reduced by $3.786m due to reimbursements of $4.736m received from Axovant for the OPMD program.
•

Page | 1

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Cash Flows

As at June 30, 2019, the Company had cash on hand of $22.411m. This was an increase of $6.326m from June 30, 2018. This represents payments to suppliers of $16.092m offset by receipts from Axovant of $2.619m and grant income of $4.121m, revenue and other income of $15.209m, purchase of plant and equipment of $0.576m, and foreign exchange gain of $1.039m.

Review of Operations

Benitec Biopharma is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.  Benitec endeavours to develop and commercialise BB-301 for the treatment of Oculopharyngeal Muscular Dystrophy, or OPMD.

The ddRNAi-based genetic medicine currently under development by Benitec (BB-301) represents a proprietary product candidate that can, potentially, be used to meaningfully improve upon the existing standard of care for a rare, chronic, life-threatening form of muscular dystrophy.  In the past, the research and development efforts of the Company have been directed towards disorders that include head and neck squamous cell carcinoma, or HNSCC, OPMD, wet age-related macular degeneration, or AMD, and chronic hepatitis B or HBV.  Through the combination of the targeted gene silencing effect of RNAi together with the durable gene expression associated with the use of modified viral vectors, ddRNAi has the potential to produce durable silencing of disease-causing genes following a single administration of the proprietary genetic medicine.  This novel attribute of the investigational agent that is being advanced through nonclinical development could facilitate the achievement of robust clinical activity while greatly reducing the dosing frequencies traditionally expected for medicines employed for the management of chronic diseases.  Additionally, the establishment of chronic gene silencing via ddRNAi-based genetic medicines could significantly reduce the risk of patient non-compliance during the course of medical management of potentially fatal clinical disorders.

Axovant Termination

On June 6, 2019 the termination of the License and Collaboration Agreement with Axovant Sciences was announced, as the Benitec team endeavored to conduct several additional exploratory analyses of BB-301 prior to the initiation of a clinical study in order to potentially improve the biological efficacy of the compound via further optimization of the proprietary delivery method employed to dose the target tissues.

Preclinical data derived from recently concluded in vivo evaluations of BB-301 in two distinct large animal species suggest that the opportunity exists to further improve the biological efficacy of the compound via additional optimization of the proprietary delivery method employed to dose key target tissues that underlie the morbidity and mortality associated with the progression of OPMD.  The initial biological efficacy profile observed for BB-301 following in vivo testing in the A17 mouse model of OPMD, including full correction of the disease phenotype, remains unchanged.  However, the Benitec team plans to conduct several additional exploratory analyses prior to the initiation of clinical testing.

Completion of the experimental work noted above will delay the initiation of the BB-301 clinical study beyond the timelines that were initially outlined by Axovant Sciences following the execution of the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences.  As such, the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences was terminated, and all rights and licenses granted to Axovant Sciences will cease, including the rights to BB-301, which was in preclinical development for the treatment of OPMD, and all other early stage research collaboration programs.

The termination of the License and Collaboration Agreement will be effective on September 3, 2019.

Preclinical Programs

Preclinical research efforts supporting the development of proprietary ddRNAi-based therapeutics targeted towards the treatment of HBV and AMD have concluded.

Page | 2

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Workforce Reduction

On July 31, 2019 Benitec announced the completion of a workforce reduction of approximately 50%.  Through this streamlining of operations, the Company retained staff members who are key to the achievement of the core research and development goals.  The rationalization of resources will result in an extended financial runway for the Company while allowing Benitec to continue to advance the BB-301 program through development.

Company Pipeline

The following table sets out our product candidates and their development status.

Highlights of progress over the previous 12 months include:

Head and Neck Squamous Cell Carcinoma:

BB-401 is a DNA plasmid that expresses an antisense RNA molecule targeting the EGFR mRNA, thus, preventing its translation into its cognate protein via post-transcriptional gene silencing.  Benitec acquired the rights to BB-401 from Nant Capital in 2016, and BB-401 has undergone clinical evaluation in a Phase 2 study in patients with advanced HNSCC.  EGFR is the cell-surface receptor for members of the epidermal growth factor family, or EGF family, of extracellular protein ligands.

Key updates include:

•

In December 2018, the Company completed the investigation of the single agent activity of BB-401 in a Phase 2 clinical trial which was designed as an open label study to explore the safety, tolerability and efficacy of BB-401 following intratumoral injections.  The Phase 2 study patients were refractory to all standard therapies such as surgery, chemotherapy and immunotherapy.  The study was conducted at clinical trial sites in Australia and Russia.

•	On December 21, 2018 Benitec announced the interim clinical trial results for the Phase 2 study involving the assessment of the single agent activity of BB-401.

•	An interim analysis was conducted to evaluate the objective response rate observed for the initial 12-patient cohort treated in Stage 1 of the Phase 2 study.

•	Benitec’s scientific and clinical teams will continue to follow patients that were treated in the first cohort of this Phase 2 study.

•	However, based on the initial analysis, the objective response rate required to support continued patient enrollment into the Phase 2 study was not achieved.

•	There are several critical points to note regarding the underlying nature of BB-401 as it relates to the other distinct investigational agent in the Benitec pipeline:

Page | 3

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

•

At the molecular level, the investigational agent that is currently under development by Benitec (BB-301) is fundamentally different from BB-401.  BB-301 employs ddRNAi which facilitates gene silencing via the production of short hairpin RNA-based molecules whereas BB-401 represents a modified antisense oligonucleotide.

•

BB-301 functions by a mechanism of action that is completely distinct from that of BB-401, as BB-401 achieves gene-silencing via a mechanism described as post-transcriptional interference.  BB-301 ultimately achieves gene-silencing via RNA interference driven by activation of the RNA-Induced Silencing Complex.

•	BB-301 employs a tissue-specific delivery vector (AAV9) whereas BB-401 has no delivery vector and was delivered intratumorally as a “naked” plasmid.

The Company has terminated the clinical development of BB-401 along with the discovery stage programs directed at the engineering of follow-on anti-EGFR strategies (BB-501).

Oculopharyngeal Muscular Dystrophy (OPMD):

OPMD is an insidious, autosomal-dominant, late-onset degenerative muscle disorder that typically presents in patients at 40-to-50 years of age.  The disease is characterized by progressive swallowing difficulties (dysphagia) and eyelid drooping (ptosis).  OPMD is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene.  OPMD is a rare disease and has been reported in at least 33 countries.  Patients suffering with OPMD are well identified and are geographically clustered, which we believe should simplify clinical development and global commercialisation efforts.

BB-301 is a monotherapy delivered using an innovative AAV single vector system with the capability to both ‘silence and replace’ disease causing genes.  In addition to using RNA interference to ‘silence’ the mutant PABPN1 gene expression that causes the OPMD, BB-301 simultaneously introduces a normal copy of the same gene, thus, providing the potential to restore normal function to the treated tissues and, in the process, improve treatment outcomes.  This single gene therapy product, versus an equivalent system with two or more vectors, vastly simplifies the manufacturing and regulatory processes and reduces the complexity of the clinical strategy for BB-301.

Key updates include:

•

On July 9, 2018 Benitec announced that it had licensed to Axovant Sciences the exclusive global rights for BB-301 intended for the treatment of OPMD, and had also entered into a fully funded research collaboration for the development of five additional gene therapy products in neurological disorders.

•

Under the terms of the agreement, Benitec received an upfront cash payment of US$10m (AUD$14.2m) and was slated to receive additional cash payments totalling US$17.5m (AUD$23.6m) upon completion of four specific near-term manufacturing, regulatory and clinical milestones.

Axovant was granted worldwide rights to BB-301 and was slated to assume all future development costs. The total potential value of all of the development, regulatory and commercial milestones achievable by Benitec, of which there were eight milestones including the four near-term milestones, was US$187.5m (AUD$253.3m).  As previously reported, there could be no assurance as to the total amount of payments that the Company would actually receive or when they would be received.

Page | 4

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

•	Upon commercialisation, Benitec was slated to retain 30% of the net profits on worldwide sales of BB-301.

•

On June 6, 2019 the termination of the License and Collaboration Agreement with Axovant Sciences was announced, as the Benitec team endeavoured to conduct several additional exploratory analyses of BB-301 prior to the initiation of the clinical study in order to potentially improve the biological efficacy of the compound via further optimization of the proprietary delivery method employed to dose the target tissues.

•

Preclinical data derived from recently concluded in vivo evaluations of BB-301 in two distinct large animal species suggests that the opportunity exists to further improve the biological efficacy of the compound via additional optimization of the proprietary delivery method employed to dose key target tissues that underlie the morbidity and mortality associated with the progression of OPMD.  The initial biological efficacy profile observed for BB-301 following in vivo testing in the murine model of OPMD, including full correction of the disease phenotype, remains unchanged.  However, the Benitec team plans to conduct several additional exploratory analyses prior to the initiation of BB-301 clinical testing.

•

Completion of the experimental work noted above will delay the initiation of the BB-301 clinical study beyond the timelines that were initially outlined by Axovant Sciences following the execution of the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences.  As such, the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences was terminated, and all rights and licenses granted to Axovant Sciences will cease, including the rights to BB-301, which was in preclinical development for the treatment of OPMD, and all other early stage research collaboration programs.

•	The termination of the License and Collaboration Agreement will be effective on September 3, 2019.

•	Benitec will retain all financial payments that were received during the term of the Axovant License and Collaboration Agreement prior to the termination of the Agreement.

•

On July 31, 2019 Benitec announced the completion of a workforce reduction of approximately 50%.  Through this streamlining of operations, the Company retained staff members who are key to the achievement of the core research and development goals.  The current team will continue to work diligently on Benitec’s primary asset, BB-301.  The rationalization of resources will result in an extended financial runway for the Company while allowing Benitec to continue to advance the BB-301 program through development.

Age-related macular degeneration (AMD):

The Company was exploring the development of a ddRNAi-based therapy for the treatment of wet AMD, which is designated BB-201.  The delivery vector for BB-201 was comprised of a novel AAV capsid that was developed in collaboration with 4DMT and was designed to deliver ddRNAi constructs to the retina using a direct intravitreal injection.

The key updates achieved include:

•

The Company completed the molecular analyses of the retinal tissues from an in vivo proof of concept study in a non-human primate.  These data indicated that additional optimization work on the BB-201 AMD program was required to progress the program forward.

•	The Company has elected to terminate this program.

Page | 5

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Hepatitis B – BB-103:

The Company is developing BB-103 for the treatment of HBV.  Results of in vivo and in vitro studies, from December 2016, March 2016 and December 2015, demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV.  In April 2017, the Company completed a pre-IND submission with the FDA in which the feedback provided by the agency included details regarding steps required to initiate a clinical trial for BB-103. The Company is seeking partnerships to support the progression of BB-103 into the clinic. Benitec will continue to seek a partner for HBV.

Licensed programs

In addition to the proprietary development program, the Company has licensed its ddRNAi technology to companies who are developing therapeutic programs in other disease areas.

HIV/AIDS: In March 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a U.S. based biotechnology company, Calimmune, Inc.  Under the agreement, Calimmune could develop, use and commercialise ddRNAi to silence up to three targets for the treatment or prevention of HIV/AIDS. Calimmune's approach was developed with core technology from the laboratory of Dr. David Baltimore, a Nobel Laureate in the area of HIV/AIDS, and involves silencing the gene that codes for a receptor protein known as CCR5. Calimmune's HIV/AIDS treatment is known as CAL-1.  In August 2017, the CSL Behring subsidiary of CSL Ltd. announced that it would acquire Calimmune Inc. gaining two ex vivo autologous gene therapy candidates and two stem cell therapy technologies.

As part of this deal, CSL Behring also acquired CAL-1, the autologous T cell and blood stem cell therapy in Phase I/II testing to treat HIV infection.  The announcement indicated that CSL Behring was evaluating options for developing this candidate, including licensing or partnering as the company is "unlikely" to develop the candidate on its own.

On December 19, 2018 the license was terminated by Calimmune Inc.

Cancer Immunotherapy: In August 2013, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Regen Biopharma Inc. to use ddRNAi for silencing expression of indoleamine 2,3—dioxygenase, or IDO, in dendritic cells.  Regen is developing a cancer immunotherapy using the licensed technology.  IDO is associated with immune-suppression and is overexpressed in some cancers. Regen has reported preclinical evidence that modification of these cells using ddRNAi targeting the silencing of IDO may significantly enhance their efficacy in cancer immunotherapy.  Regen's first treatment, which is for breast cancer, is called dCellVax.

Regen advised Benitec in July 2019 that they intend to terminate the agreement.

Intractable Neuropathic Pain: In November 2014, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Circuit Therapeutics, Inc. to use ddRNAi for the development of treatments for and the prevention of pain.  This license has been terminated in February 2019.

Intellectual property

The Company manages a substantial portfolio of patents relating to the ddRNAi platform technology, improvements to this technology and its pipeline programs.  The Company continues to hold a dominant position in the field of expressed RNAi and it defends its position in this space.  With the limited patent term remaining on the platform patents licensed from CSIRO, Benitec’s focus has increasingly been on establishing patent protection for its pipeline and products in development with the aim of securing competitive and commercially relevant intellectual property positions for each of its programs.

Page | 6

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Commercialisation

Business development activities based on proactive engagement with biotechnology and pharmaceutical companies remains a major focus for the Company, primarily in the following areas:

•	Partnering pipeline programs by co-development or licensing to other biotechnology and pharmaceutical companies

•	Collaborating with biotechnology and pharmaceutical companies on nominated targets using Benitec’s ddRNAi technology; and

•	Licensing ddRNAi to commercial users of the technology.

Significant changes in the state of affairs

During the year the Company had the following significant changes in the state of affairs:

Change in Management composition

On January 9, 2019 Ms Georgina Kilfoil resigned from the role Chief Development Officer.

Matters subsequent to the end of the financial year

No matters or circumstances other than those described above have arisen since June 30, 2019 that have significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

Likely developments and expected results of operations

The Group will continue to progress the BB-301 program through the clinic, seek commercialisation opportunities with major pharmaceutical companies and others for its unique IP, protect and build the Group’s IP estate and secure adequate funding.

Environmental regulation

The Group is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Page | 7

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Information on directors

Name:	Dr Jerel Banks
Title:	Executive Chairman and CEO
Qualifications:	Dr. Banks earned an M.D. from the Brown University School of Medicine and a Ph.D. in Organic Chemistry from Brown University, and he holds an A.B. in Chemistry from Princeton University.
Experience and expertise:

Dr. Banks was formerly the Chief Investment Officer of  Nant  Capital,  LLC. Prior  to  joining  Nant  Capital,  LLC, Dr. Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery. Fund at Franklin Templeton Investments from 2012 to 2015. Previously, Dr. Banks worked as a senior equity research analyst covering the biotechnology sector at Sectoral Asset Management Inc. and Apothecary Capital. Dr. Banks began his career in the asset management industry as an equity research associate on the healthcare investment team at Capital Research and Management.

Other current directorships:	Nil
Former directorships (last 3 years):	GlobeImmune, Inc (resigned April 15, 2018)
Special responsibilities	Member of the Remuneration and Nomination Committee (resigned June 15, 2018)
Interests in shares:	Nil
Interests in options	10,000,000 options over ordinary shares

Name:	Mr Peter Francis
Title:	Non-Executive Director
Qualifications:	LLB, Grad Dip (Intellectual Property)
Experience and expertise:

Peter is a partner at Francis Abourizk Lightowlers (‘FAL’), a firm of commercial and technology lawyers with offices in Melbourne. He is a legal specialist in the areas of intellectual property and licensing and provides legal advice to a large number of corporations and research bodies.

Other current directorships	Nil
Former directorships (last 3 years):	Optiscan Imaging Limited (resigned April 23, 2018), Rision Ltd (resigned April 12, 2018) and Neuroscope Ltd (public non listed resigned August 2017)
Special responsibilities:	Chair of the Remuneration and Nomination Committee (resigned June 15, 2018) Chair of Audit & Risk Committee (commenced June 16, 2018)
Interests in shares:	636,261 ordinary shares
Interests in options:	1,400,000 options over ordinary shares

Name:	Ms Megan Boston
Title:	Executive Director - Head of Operations Australia
Qualifications:	B.Comm, CA, GAICD, Grad Diploma Share Trading
Experience and expertise:

Ms Megan Boston has previously been CEO and Managing Director of ASX listed entities. Megan holds a Bachelor of Commerce and is a Chartered Accountant with over 13 years’ experience as a non-executive Director across a range of industries.  She has chaired company boards as well as board sub-committees particularly in the area of finance and risk management. Megan has completed the Company Directors Course Diploma run by the Australian Institute of Company Directors.  Previously, Megan held senior executive roles at various banking institutions in the area of risk and compliance, as well as working for PricewaterhouseCoopers.

Other current directorships:	Nil
Former directorships (last 3 years):	Nil
Special responsibilities:	Chair of the Audit and Risk Committee (resigned on June 15, 2018)
Interests in shares:	100,000 ordinary shares
Interests in options:	5,000,000 options over ordinary shares issued on March 12, 2019 subject to approval at the 2019 AGM.

Page | 8

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Information on directors continued

Name:	Mr Kevin Buchi
Title:	Non-Executive Director
Qualifications:	BA (Chemistry), MBA, CPA
Experience and expertise:

Kevin most recently served as the CEO of TetraLogic Pharmaceuticals Corporation, a public U.S. Biotechnology company.  Prior to that, Kevin served as Chief Executive Officer (‘CEO’) of Cephalon, Inc. through its $6.8 billion acquisition by Teva Pharmaceutical Industries (‘Teva’) in October 2011. After the acquisition, he served as Corporate Vice President, Global Branded Products of Teva. Kevin joined Cephalon, Inc. in 1991 and held various positions, including Chief Operating Officer, Chief Financial Officer and Head of Business Development prior to being appointed CEO.

Other current directorships	Amneal Pharmaceuticals, Dicerna Pharmaceuticals
Former directorships (last 3 years):	Stemline Therapeutics, Inc. (May 2016), Forward Pharma A/S, (May 2016) Alexza Pharmaceuticals, Inc. (June 2016) and Epirus Biopharmaceuticals, Inc. (July 2016)
Special responsibilities:	Chair of the Remuneration and Nomination Committee (commenced June 16, 2018)
Interests in shares:	1,448,210 ordinary shares
Interests in options:	840,000 options over ordinary shares

Other current directorships quoted above are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

Former directorships (last 3 years) quoted above are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

Company Secretary

Mr Oliver Kidd was appointed Company secretary on June 29, 2018.

Meetings of directors

The number of meetings of the Company's Board of Directors ('the Board') and of each Board committee held during the year ended June 30, 2019, and the number of meetings attended by each director were:

	Full Board	Full Board	Audit and Risk Committee		Remuneration and Nominations Committee
	Attended	Held	Attended	Held	Attended	Held
Jerel Banks	10	10	n/a	n/a	n/a	n/a
Peter Francis	10	10	4	4	1	1
Megan Boston	10	10	n/a	n/a	n/a	n/a
Kevin Buchi	10	10	4	4	1	1

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Page | 9

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Remuneration report (audited)

The remuneration report details the key management personnel remuneration arrangements for the Group, in accordance with the requirements of the Corporations Act 2001 and its Regulations.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including all directors.

The remuneration report is set out under the following main headings:

•	Principles used to determine the nature and amount of remuneration
•	Details of remuneration
•	Service agreements
•	Share-based compensation
•	Consequences of performance on shareholder wealth
•	Additional disclosures relating to key management personnel

Principles used to determine the nature and amount of remuneration

The objective of the Group's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and conforms to the market best practice for the delivery of reward. The Board of Directors ('the Board') ensures that executive reward satisfies the following key criteria for good reward governance practices:

•	competitiveness and reasonableness;
•	acceptability to shareholders;
•	performance linkage / alignment of executive compensation; and
•	transparency.

The Nomination and Remuneration Committee is responsible for determining and reviewing remuneration arrangements for its directors and executives. The performance of the Group depends on the quality of its directors and executives. The remuneration philosophy is to attract, motivate and retain high performance and high quality personnel.

This committee is currently managed by two directors. The Nomination and Remuneration Committee has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the Group.

Alignment to shareholders' interests:

•	has economic profit as a core component of plan design;
•

focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant or increasing return on assets as well as focusing the executive on key non-financial drivers of value; and

•	attracts and retains high calibre executives.

Alignment to program participants' interests:

•	rewards capability and experience;
•	reflects competitive reward for contribution to growth in shareholder wealth; and
•	provides a clear structure for earning rewards.

In accordance with best practice corporate governance, the structure of non-executive directors and executive remunerations are separate.

Page | 10

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Remuneration report continued

Non-executive directors remuneration

Fees and payments to non-executive directors reflect the demands and responsibilities of their role. Non-executive directors' fees and payments are reviewed annually by the Nomination and Remuneration Committee. The Nomination and Remuneration Committee may, from time to time, receive advice from independent remuneration consultants to ensure non-executive directors' fees and payments are appropriate and in line with the market. The chairman's fees are determined independently to the fees of other non-executive directors based on comparative roles in the external market. The chairman is not present at any discussions relating to the determination of his own remuneration. Non-executive directors may receive share options or other incentives.

ASX listing rules require the aggregate non-executive directors remuneration be determined periodically by a general meeting.

Executive remuneration

The Group aims to reward executives with a level and mix of remuneration based on their position and responsibility, which has both fixed and variable components.

Executives typically receive a base salary (which is based on factors such as experience and comparable industry information), options, and performance incentives. The Board reviews the CEO’s remuneration package, and the CEO reviews the other senior executives’ remuneration packages, annually by reference to the Group’s performance, executive performance, and comparable information within the industry.

The performance of executives is measured against criteria agreed annually with each executive and is based predominantly on the overall success of the Group in achieving its broader corporate goals. Bonuses and incentives are linked to predetermined performance criteria. The Board may, however, exercise its discretion in relation to approving incentives, bonuses, and options, and can recommend changes to the CEO’s recommendations. The policy is designed to attract the highest calibre of executives and reward them for performance that results in long-term growth in shareholder wealth.

The executive remuneration and reward framework has four components:

•	base pay and non-monetary benefits;
•	short-term performance incentives;
•	share-based payments; and
•	other remuneration such as superannuation and long service leave.

The combination of these comprises the executive's total remuneration.

Fixed remuneration, consisting of base salary and non-monetary benefits, are reviewed annually by the Nomination and Remuneration Committee, based on individual and business unit performance, the overall performance of the Group and comparable market remunerations.

Executives may receive their fixed remuneration in the form of cash or other fringe benefits (for example motor vehicle benefits) where it does not create any additional costs to the Group and provides additional value to the executive.

The short-term incentives ('STI') program is designed to align the targets of the business units with the targets of those executives responsible for meeting those targets. STI payments are granted to executives based on specific annual targets and key performance indicators ('KPI's') being achieved. KPI's include profit contribution, leadership contribution and product management.

Page | 11

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Remuneration report continued

The long-term incentives ('LTI') include long service leave and share-based payments. Executives may be invited to participate in the Employee Share Option Plan ('ESOP'). Shares are awarded to executives over a period of three years based on long-term incentive measures. These include increase in shareholders' value relative to the entire market and the increase compared to the Group's direct competitors. Australian executives or directors receive a superannuation guarantee contribution required by the Government and do not receive any other retirement benefits.

Group performance and link to remuneration

Executive bonus and incentive payments are based on performance and are at the discretion of the Nomination and Remuneration Committee.

Use of remuneration consultants

During the financial year ended June 30, 2019, the Group did not engage any remuneration consultants, to review its existing remuneration policies and provide any recommendations on how to improve both the STI and LTI programs.

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel (KMP) of the Group are set out in the following tables.

The key management personnel of the Group consisted of the directors of Benitec Biopharma Limited and the following persons:

●   Ms Georgina Kilfoil – Chief Development Officer. Resigned January 9, 2019.

		Short-term benefits		Post-employment benefits	Long-term benefits
	Cash salary and fees	Cash bonus	Non-monetary	Super annuation	Employee leave	Share-based payments Options	Total
2019	$	$	$	$	$	$	$
Directors:
Jerel Banks	578,985	-	-	-	-	714,263	1,293,248
Peter Francis	70,000	-	-	6,650	-	-	76,650
Megan Boston	266,509	-	15,287	19,312	-	92,914	394,022
Kevin Buchi	76,650	-	-	-	-	-	76,650

Other Key Management Personnel:
Georgina Kilfoil(5)	168,533	-	(15,689)	10,728	-	-	163,572
	1,160,677	-	(402)	36,690	-	807,177	2,004,142

Page | 12

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Remuneration report continued

		Short-term benefits		Post-employment benefits	Long-term benefits
	Cash salary and fees	Cash bonus	Non-monetary	Super annuation	Employee leave	Share-based payments Options	Total
2018	$	$	$	$	$	$	$
Directors:
Jerel Banks(1)	116,273	-	-	-	-	6,717	122,990
Peter Fancis(2)	83,195	-	-	8,233	-	19,902	111,330
Megan Boston(3)	77,500	-	-	7,362	-	-	84,862
Kevin Buchi	76,650	-	-	-	-	11,941	88,591
John Chiplin(4)	28,288	-	-	-	-	-	28,288

Other Key Management Personnel:
Georgina Kilfoil(5)	275,000	-	(529)	20,049	-	42,370	336,890
Greg West(6)	620,974	-	-	20,049	-	96,627	737,650
David Suhy(7)	396,362	10,749	-	23,220	-	79,444	509,775
Cliff Holloway(8)	158,872	-	-	10,867	-	-	169,739
	1,833,114	10,749	(529)	89,780	-	257,001	2,190,115

(1)

Jerel Banks held the position of Non Executive director from July 1, 2017 to October 12, 2017. He was then appointed Non - Executive Chairman, a role he held to June 15, 2018. On June 15, 2018 he was appointed executive Chairman and CEO on June 26, 2018.

(2)	Peter Francis held the position of Chairman from July 1, 2017 to October 12, 2017. At this date he assumed the role of non-executive director.
(3)	Megan Boston held the position of non-executive director from July 1, 2017 to June 15, 2018. At this date she was appointed executive director and Head of Operations Australia.
(4)	John Chiplin resigned as a director on October 23, 2017.
(5)	Georgina Kilfoil appointed as Chief Development Officer on February 9, 2018, resigned on January 9, 2019.
(6)	Greg West resigned as CEO and Company Secretary June 15, 2018.
(7)	David Suhy resigned as CSO on June 22, 2018.
(8)	Cliff Holloway resigned as Chief Business and Operations Officer on January 7, 2018.

The proportion of remuneration at risk and the fixed proportion are as follows:

	Fixed remuneration		At risk - STI (bonus)		At risk - LTI (options)
Name	2019	2018	2019	2018	2019	2018
Directors:
Jerel Banks	45%	95%	-%	-%	55%	5%
Peter Francis	100%	83%	-%	-%	-%	17%
Megan Boston	76%	100%	-%	-%	24%	-%
Kevin Buchi	100%	87%	-%	-%	-%	13%
John Chiplin	-%	100%	-%	-%	-%	-%

Other Key Management Personnel:
Georgina Kilfoil	100%	87%	-%	-%	-%	13%
Greg West	-%	87%	-%	-%	-%	13%
David Suhy	-%	84%	-%	-%	-%	16%
Cliff Holloway	-%	100%	-%	-%	-%	-%

Page | 13

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Remuneration report continued

The proportion of the cash bonus paid/payable or forfeited is as follows. No part of the forfeited bonus is payable in future years.

In 2018 a cash bonus was paid to David Suhy. No cash bonus was paid/payable in 2019.

Employee	Included in Remuneration ($)	Percentage vested during the year	Percentage forfeited during the year

David Suhy	10,749	100%	-

Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows:

Name:	Dr Jerel Banks
Title	Executive Chairman and CEO
Agreement commenced	June 15, 2018 (Executive Chairman); June 26, 2018 (CEO)
Details

Dr Banks was appointed Executive Chairman on June 15, 2018 and CEO on June 26, 2018 with a base salary of US$400,000 plus superannuation. Dr Banks was  granted 10 million unlisted share options under the Benitec Directors' and Officers' Option Plan 2018.  Each year Dr Banks can receive up to a 50% bonus on his base salary, to be reviewed annually by the Nomination and Remuneration Committee. Dr Banks’ appointment as CEO may be terminated with the Company giving six months’ notice or by Dr Banks giving six months notice. The Company may elect to pay Dr Banks an equal amount to that proportion of his salary equivalent to six months pay in lieu of notice, together with any outstanding entitlements due to him.

Name	Ms Megan Boston
Title	Executive Director – Head of Operations Australia
Agreement commenced	June 15, 2018
Details

Ms Boston was appointed Executive Director – Head of Operations Australia on the June 15, 2018 with a base salary of $330,000 plus superannuation. Ms Boston was granted 5 million unlisted share options under the Benitec Directors' and Officers' Option Plan 2018 subject to shareholders approval. Ms Boston’s appointment may be terminated with the Company giving six months’ notice or by Ms Boston giving six months’ notice. The Company may elect to pay Ms Boston an equal amount to that proportion of her salary equivalent to six months pay in lieu of notice, together with any outstanding entitlements due to her.

Name	Ms Georgina Kilfoil (resigned January 9, 2019)
Title	Chief Development Officer
Agreement commenced	September 29, 2014
Details

Ms Kilfoil joined Benitec on September 29, 2014 and was appointed as Chief Development Officer on February 9, 2018 with the base salary of $275,000 plus superannuation. Ms Kilfoil’s appointment may be terminated with the Company giving three months’ notice or by Ms Kilfoil giving three months’ notice. The Company may elect to pay Ms Kilfoil an equal amount to that proportion of her salary equivalent to three month’s pay in lieu of notice, together with any outstanding entitlements due to her.

Page | 14

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Remuneration report continued

Share-based compensation

Issue of shares

There were no shares issued to directors and other key management personnel as part of compensation during the year ended 30 June 2019.

Options

Details of options over ordinary shares granted, vested and lapsed for directors and other key management personnel as part of compensation during the year ended June 30, 2019 are set out below:

Name	Number of options granted	Grant date	Value per options at grant date	Value of options at grant date	Number vested/ (forfeited)	Exercise price	Vested and first exercise date	Last exercise date
Megan Boston	5,000,000	12/03/2019	$0.1009	$504,500	-	$0.2001	12/03/2020	11/03/2024

Options granted carry no dividend or voting rights. Options vest over five years with vesting based on remaining in service. There are no other performance criteria.

Consequences of performance on shareholder wealth

The earnings of the Group for the five years to June 30, 2019 are summarised below:

	2015	2016	2017	2018	2019
	$'000	$'000	$'000	$'000	$'000
Profit/(Loss) after income tax	(11,509)	(24,778)	(5,690)	(11,640)	4,094

The factors that are considered to affect total shareholders return ('TSR') are summarised below:

	2015	2016	2017	2018	2019
Share price at financial year end ($)	0.69	0.097	0.125	0.135	0.060
Basic earnings per share (cents per share)	(9.96)	(17.41)	(3.24)	(5.53)	1.59

Additional disclosures relating to key management personnel

In accordance with Class Order 14/632, issued by the Australian Securities and Investments Commission, relating to 'Key management personnel equity instrument disclosures', the following disclosure relates only to equity instruments in the Company or its subsidiaries.

Shareholding

The number of shares in the Company held during the financial year by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

Ordinary Shares	Balance at July 1, 2018	Received as part of remuneration	Exercise of options	Disposals/ other	Balance at June 30, 2019
Jerel Banks	-	-	-	-	-
Peter Francis	636,261	-	-	-	636,261
Megan Boston	100,000	-	-	-	100,000
Kevin Buchi	1,448,210	-	-	-	1,448,210
Georgina Kilfoil	-	-	-	-	-
	2,184,471	-	-	-	2,184,471

Page | 15

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Remuneration report continued

Option holding

The number of options over ordinary shares in the Company held during the financial year by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

Options over ordinary shares	Balance at July 1, 2018	Granted	Exercised	Expired/ forfeited/ other	Balance at June 30, 2019	Vested and exercisable	Vested and not exercisable
Jerel Banks	10,000,000	-	-	-	10,000,000	3,333,333	-
Peter Francis	1,400,000	-		-	1,400,000	1,400,000	-
Megan Boston	-	5,000,000	-	-	5,000,000	-	-
Kevin Buchi	840,000	-	-	-	840,000	840,000	-
Georgina Kilfoil(1)	1,400,000	-	-	(1,400,000)	-	-	-
Greg West(2)	3,013,332	-	-	(3,013,332)	-	-	-
David Suhy(3)	2,300,000	-	-	(800,000)	1,500,000	500,000	-
	18,953,332	5,000,000	-	(5,213,332)	18,740,000	6,073,333	-
(1)	Georgina Kilfoil resigned on January 9, 2019
(2)

Greg West resigned as CEO and Company Secretary on June 15, 2018. Mr West had 3 months to exercise options that had vested, including options, which would vest within the 3 months period post his resignation.

(3)	David Suhy resigned as Chief Scientific Officer on June 22, 2018. His options terms were varied, and the options continue until their normal expiry date.

Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $726 (2018: $8,212) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

This concludes the remuneration report, which has been audited.

Page | 16

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Shares under option

Unissued ordinary shares of the Company under option at the date of this report are as follows:

The numbers in this table are as at August 29, 2019

		Exercise		Number
Grant date	Expiry date	price		under option
December 17, 2014**	December 17, 2019		$1.250	700,000
May 6, 2015**	May 6, 2020		$1.250	350,000
August 20, 2015 ****	August 21, 2020	$USD	0.275	11,498,000
November 12, 2015*	November 12, 2020		$0.770	2,240,000
July 17, 2017**	July 16, 2022		$0.196	3,800,000
April 11, 2018**	April 11, 2023		$0.298	650,000
June 26, 2018**	June 26, 2023		$0.228	10,000,000
March 12, 2019**	March 12, 2024		$0.200	5,000,000
March 21, 2019**	March 21, 2024		$0.206	1,575,000
April 11, 2019**	April 11, 2024		$0.208	1,150,000
May 2, 2019**	May 2, 2024		$0.198	275,000
May 16, 2019**	May 16, 2024		$0.206	200,000
				37,438,000

*       Non-Executive Directors options

**     ESOP options

***   Unlisted options

**** Warrants. These options represent 574,900 unlisted warrants. Each warrant represents is convertible into 20 shares. The exercise price of each warrant is convertible on the payment of $USD5.50 ($USD 0.275 per share).

No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the Company or of any other body corporate.

Shares issued on the exercise of options

No options were exercised and converted during the year.

Indemnity and insurance of officers

The Company has indemnified the directors and executives of the Company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the Company paid a premium in respect of a contract to insure the directors and executives of the Company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

Indemnity and insurance of auditor

The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

Page | 17

BENITEC BIOPHARMA LIMITED

Directors' Report

for the year ended June 30, 2019 continued

Non-audit services

Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 20 to the financial statements.

The directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor's behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are of the opinion that the services as disclosed in note 20 to the financial statements do not compromise the external auditor's independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor;
•

none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risks and rewards; and

•	all services have been pre-approved by the audit committee.

Officers of the Company who are former partners of Grant Thornton Audit Pty Ltd

There are no officers of the Company who are former partners of Grant Thornton Audit Pty Ltd.

Rounding of amounts

The Parent entity has applied the relief available to it under ASIC Corporations (Rounding in Financial/Directors’ Reports). Instrument 2016/191 and accordingly amounts in the financial statements and Directors’ Report have been rounded off to the nearest $1,000, or in certain cases, to the nearest dollars.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

Auditor

Grant Thornton Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the directors

______________________________

Jerel Banks

Executive Chairman

August 29, 2019

Page | 18

Level 17, 383 Kent Street

Sydney NSW 2000

Correspondence to:

Locked Bag Q800

QVB Post Office

Sydney NSW 1230

T +61 2 8297 2400

F +61 2 9299 4445

E info.nsw@au.gt.com

W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Benitec Biopharma Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Benitec Biopharma Limited the year ended 30 June 2019, I declare that, to the best of my knowledge and belief, there have been:

ano contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

bno contraventions of any applicable code of professional conduct in relation to the audit.

Grant Thornton Audit Pty Ltd
Chartered Accountants

M R Leivesley

Partner – Audit & Assurance

Sydney, 29 August 2019

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

www.grantthornton.com.au

Page | 19

BENITEC BIOPHARMA LIMITED

Statement of profit or loss and other comprehensive income

For the year ended June 30, 2019

		Consolidated
	Note	2019	2018
		$'000	$'000

Revenue	4a	16,159	378
Other income	4b	1,350	4,087
Total Income		17,509	4,465

Expenses
Royalties and licence fees		(609)	(451)
Research and development	5	(3,104)	(6,890)
Employee benefits expense	5	(5,025)	(5,094)
Share-based expense		(939)	(434)
Travel related costs		(350)	(468)
Consultants costs		(662)	(783)
Occupancy costs		(648)	(587)
Depreciation	5	(221)	(194)
Corporate expenses		(1,884)	(1,360)
Foreign exchange realized loss		(106)	(39)
Foreign exchange unrealized loss		-	(5)
Change in market value of listed investment		(28)	(41)
Net loss on disposal of fixed assets		(9)	(1)
Total Expenses		(13,585)	(16,347)

Finance Income		170	242

Profit/(Loss) before income tax		4,094	(11,640)
Income tax	6	-	-
Profit/(Loss) after income tax for the year attributable to the owners of Benitec Biopharma Limited	17	4,094	(11,640)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit and loss
Foreign currency translation loss		(117)	(63)
Income tax on items that may be reclassified to profit and loss		-	-
Total comprehensive Profit/(Loss) for the year attributable to the owners of Benitec Biopharma Limited		3,977	(11,703)

Basic earnings income/(loss) cents per share	28	1.59	(5.53)
Diluted earnings income/(loss) cents per share	28	1.59	(5.53)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Page | 20

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Financial Position

as at June 30, 2019

	Note	2019	2018
		$'000	$'000
ASSETS
Current Assets
Cash and cash equivalents	7	22,411	16,085
Other financial assets	8	181	130
Trade and other receivables	9	3,616	4,255
Other assets	10	535	425
Total Current Assets		26,743	20,895

Non-Current Assets
Deposits	11	13	125
Plant and equipment	12	670	319
Total Non-Current Assets		683	444

TOTAL ASSETS		27,426	21,339

LIABILITIES
Current liabilities
Trade and other payables	13	3,556	2,376
Provisions	14	210	171
Total Current Liabilities		3,766	2,547

Non-Current Liabilities
Provisions		-	48
Total Non-Current Liabilities		-	48

TOTAL LIABILITIES		3,766	2,595

NET ASSETS		23,660	18,744

EQUITY
Issued capital	15	164,087	164,087
Reserves	16	831	1,492
Accumulated losses	17	(141,258)	(146,835)
TOTAL EQUITY		23,660	18,744

The above statement of financial position should be read in conjunction with the accompanying notes

Page | 21

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Changes in Equity

for the year ended June 30, 2019

	Issued		Accumulated	Total
	capital	Reserves	losses	equity
	$'000	$'000	$'000	$'000

Balance at July 1, 2017	155,580	1,674	(135,748)	21,506

Loss after income tax	-	-	(11,640)	(11,640)
Other comprehensive income	-		-
- Foreign exchange translation reserve		(63)		(63)
Total comprehensive income	-	(63)	(11,640)	(11,703)

Contributions of equity, net of transaction costs	8,507	-	-	8,507
Share-based payments	-	434	-	434
Transfer of expired share-based payments	-	(553)	553	-
Balance at June 30, 2018	164,087	1,492	(146,835)	18,744

	Issued		Accumulated	Total
	capital	Reserves	losses	equity
	$'000	$'000	$'000	$'000

Balance at July 1, 2018	164,087	1,492	(146,835)	18,744

Profit after income tax	-	-	4,094	4,094
Other comprehensive income
- Foreign exchange translation reserve	-	(117)	-	(117)
Total comprehensive income	-	(117)	4,094	3,977

Contributions of equity, net of transaction costs	-	-	-	-
Share-based payments	-	939	-	939
Transfer of expired share-based payments	-	(1,483)	1,483	-
Balance at June 30, 2019	164,087	831	(141,258)	23,660

The above statement of changes in equity should be read in conjunction with the accompanying notes

Page | 22

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Cash Flows

for the year ended June 30, 2019

	Note	2019	2018
		$'000	$'000
Cash flows from operating activities
Receipts from customers		17,664	237
Interest received		164	246
Government grants		4,121	4,112
Receipts of CRO prepayment		-	109
Payments to suppliers and employees		(16,092)	(14,498)
Net cash provided by/(used in) operating activities	27	5,857	(9,794)

Cash flows from investing activities
Payments for plant and equipment	12	(576)	(83)
Proceeds from disposal of plant and equipment		6	2
Clinical trial deposit		-	(66)
Net cash used in investing activities		(570)	(147)

Cash flows from financing activities
Proceeds from issue of shares		-	8,820
IPO and share issue transaction costs		-	(313)
Net cash from financing activities		-	8,507

Net increase/(decrease) in cash and cash equivalents		5,287	(1,434)
Cash and cash equivalents at the beginning of the financial year		16,085	17,375
Effects of exchange rate changes on cash and cash equivalents		1,039	144
Cash and cash equivalents at the end of the financial year	7	22,411	16,085

The above statement of cash flows should be read in conjunction with the accompanying notes

Page | 23

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statements June 30, 2019 continued

Note 1. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB').

Historical cost convention

The financial statements have been prepared under the historical cost convention.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

New, revised or amending Accounting Standards and Interpretations adopted

The annual financial statements have been prepared in accordance with the accounting policies adopted in the Group’s last annual financial statements for the year ended June 30, 2018, with the exception of new accounting standards AASB 15 Revenue from Contracts with Customers and AASB 9 Financial Instruments (2014) which became mandatorily effective for financial years beginning on or after January 1, 2018.

The nature and effect of the changes arising from these standards are summarised below.

New Standards adopted as at July 1, 2018

AASB 15 Revenue from Contracts with Customers

AASB 15 replaces AASB 118 and covers contracts for goods and services. AASB 15 is based on the principle that revenue is recognised when control of a good or service transfers to a customer; so the notion of control replaces the existing notion of risks and rewards.

The Group has adopted AASB 15 from July 1, 2018, using a modified retrospective approach. Under this approach, transitional adjustments are recognised in retained earnings as at July 1, 2018 (the date of initial application), without restating the comparative period.

Many of the Group’s contracts comprise a variety of performance obligations including, but not limited to, licensing fees, ongoing support, reimbursement of know how. Under AASB 15, the Group must evaluate the separability of the promised goods or services based on whether they are ‘distinct’. A promised good or service is ‘distinct’ if both:

•	the customer benefits from the item either on its own or together with other readily available resources: and
•	it is ‘separately identifiable’ (i.e. the Group does not provide significant service integrating, modifying or customising it).

While this represents significant new guidance, the implementation of this new guidance did not have a significant impact on the timing or amount of revenue recognised during the year. No adjustments were required to account for the impact of AASB 15 on initial adoption.

AASB 9 Financial Instruments

AASB 9 Financial Instruments replaces AASB 139 Financial Instruments: Recognition and Measurement requirements. It makes changes to the previous guidance to the classification and measurement of financial assets and includes an ‘expected credit loss’ model for impairment of financial assets. Our financial assets include those outlined in note 9 and trade and other receivables.  There was no change to the classification of Listed equity investments. They remain fair value through the profit and loss.  The security deposit also remains unchanged and therefore no adjustment was required to be made to retained earnings.

Page | 24

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 1. Significant accounting policies continued

New, revised or amending Accounting Standards and Interpretations adopted continued

The classification of trade and other receivables changed from loans and receivables to amortised cost. No adjustment was required as a result of this change.

Changes in significant accounting policies

The Group’s accounting policies, which have changed as a result of the changes to accounting standards noted above, are summarised below:

Revenue

Revenue arises mainly from licensing revenues and royalties, as well through the provision of research and development services.

To determine whether to recognise revenue, the Group follows a 5-step process:

1. Identifying the contract with a customer

2. Identifying the performance obligations

3. Determining the transaction price

4. Allocating the transaction price to the performance obligations

5. Recognising revenue when/as performance obligation(s) are satisfied

Further information about each source of revenue from contracts with customers and the criteria for recognition follows.

Licensing revenues

Revenue from licensees of Benitec’s intellectual property reflects the transfer of a right to use the intellectual property as it exists at the point in time in which the licence is transferred to the customer. Consideration can be variable and is estimated using the most likely amount method. Subsequently, the estimate is constrained until it is highly probable that a significant revenue reversal will not occur when the uncertainty is resolved. Revenue is recognised as or when the performance obligations are satisfied.

The Group recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognises either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Royalties
Revenue from licensees of Benitec’s intellectual property reflect a right to use the intellectual property as it exists at the point in time in which the licence is granted. Where consideration is based on sales of product by the licensee, revenue is recognised when the customer’s subsequent sales of product occurs.

Services revenue

Revenue is earned (constrained by variable considerations) from the provision of research and development services to customers. Services revenue is recognised when performance obligations are either satisfied over time or at a point in time. Generally, the provision of research and development services under a contract with a customer will represent satisfaction of a performance obligation over time where Benitec retains the right to payment for services performed but not yet completed.

Page | 25

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 1. Significant accounting policies continued

New, revised or amending Accounting Standards and Interpretations adopted continued

Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets, other than those designated and effective as hedging instruments, are classified into the following categories upon initial recognition:

• financial assets at amortised cost

• financial assets at fair value through profit or loss (FVPL)

Classifications are determined by both:

• The entity’s business model for managing the financial asset

• The contractual cash flow characteristics of the financial assets

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

• they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

• the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL)

Financial assets that are held within a business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorised at fair value through profit and loss. Further, irrespective of business model, financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVPL. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. The Group’s investments in equity instruments fall under this category.

Page | 26

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 1. Significant accounting policies continued

New, revised or amending Accounting Standards and Interpretations adopted continued

Impairment of financial assets

AASB 9’s new impairment model uses more forward-looking information to recognize expected credit losses - the ‘expected credit losses (ECL) model’. The application of the new impairment model depends on whether there has been a significant increase in credit risk.

The Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

• financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’) and

• financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).

• ‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date.

12-month expected credit losses are recognised for the first category while ‘lifetime expected credit losses’ are recognised for the second category.

Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

Trade and other receivables

The Group makes use of a simplified approach in accounting for trade and other receivables as well as contract assets and records the loss allowance at the amount equal to the expected lifetime credit losses. In using this practical expedient, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Group assess impairment of trade receivables on a collective basis as they possess credit risk characteristics based on the days past due. The Group allows 1% for amounts that are 30 to 60 days past due, 1.5% for amounts that are between 60 and 90 days past due and writes off fully any amounts that are more than 90 days past due.

All financial assets, except for those at fair value through profit or loss (FVPL), are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Classification and measurement of financial liabilities

As the accounting for financial liabilities remains largely unchanged from AASB 139, the Group’s financial liabilities were not impacted by the adoption of AASB 9. However, for completeness, the accounting policy is disclosed below.

The Group’s financial liabilities include trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method except for financial liabilities designated at FVPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.

Page | 27

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 1. Significant accounting policies continued

New Accounting Standards and Interpretations not yet mandatory or early adopted

AASB 16 Leases - The AASB has issued a new standard for the recognition of leases. This will replace AASB 117: Leases. The new standard introduces a single lessee accounting model that no longer requires leases to be classified as operating or financing.

Other major changes include, the recognition of a right-to-use asset and liability, depreciation of right-to-use assets in line with AASB 116: Property Plant and Equipment, variable lease payments that depend on an index or rate are included in the initial measurement of lease liability, option for lessee to not separate non-lease components and account for all components as a lease, and additional disclosure requirements.

Impact - The entity has undertaken a detailed review and has concluded that it will have a material impact on its financial position on the transactions and balances recognized in the financial statements when it is first adopted for the year ending June 30, 2020 due to the material size of lease entered into by the Company.  The Company’s only lease is the lease on its research and development facilities. The Group’s existing lease commitments are set out in note 22.

The following is a reconciliation of total operating lease commitments as at June 30, 2019 to the lease liability recognised at July 1, 2019.

Total operating lease commitments disclosed at June 30, 2019	920,883

Recognition exceptions:
Lease with remaining lease term of less then 12 months	(7,621)

Operating leases liabilities before discounting	913,262
Discounted using incremental borrowing rate	(70,169)
Operating lease liabilities	843,093

The Mandatory application date/date of adoption by group - Must be applied for financial years commencing on or after January 1, 2019. Expected date of adoption by the group:  July 1, 2019.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in future reporting periods and on foreseeable future transactions.

Going concern

The directors have prepared the financial statements on a going concern basis after taking into consideration the net income for the year of $4.094m (2018 loss: $11.640m) and the cash and cash equivalents balance of $22.411m (2018: $16.085m). The directors have recognised the capital raisings in the last 3 years, performed a review of the cash flow forecasts, considered the cash flow needs of the Group, and believe that there will be sufficient cash to maintain the going concern status of the Group.

We expect that our research and development and general and administrative expenses will proceed at lower rate compare to previous year due to staff rationalisation and the single focus on OPMD program due to the loss of the Axovant contract.

The financial report does not contain any adjustments to the amounts or classifications of recorded assets or liabilities that might be necessary if the Group does not continue as a going concern.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation, nor of the inability of the Group to obtain adequate funding in the future.

Page | 28

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 1. Significant accounting policies continued

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the Group only. Supplementary information about the parent entity is disclosed in note 24.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Benitec Biopharma Limited ('Company' or 'parent entity') as at June 30, 2019 and the results of all subsidiaries for the year then ended. Benitec Biopharma Limited and its subsidiaries together are referred to in these financial statements as the 'Group'.

Subsidiaries are all those entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Company’s 100% owned subsidiary, Tacere Therapeutics, Inc. has a 31 December year end. The Company is reviewing the appropriate time to align the subsidiary year end to the parent’s year end. For consolidation purposes Tacere prepares financial statements for the 12 month period ended 30 June that are used to consolidate into the group accounts.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the Group loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Group recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments

Operating segments are presented using the 'management approach', where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers ('CODM'). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign currency translation

The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited's functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity. The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Page | 29

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 1. Significant accounting policies continued

Government research and development grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant costs they are compensating.

Grant income is generated through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (2018: 43.5%) of eligible research and development expenditures. Grants are recorded when a reliable estimate can be made. In the twelve months ended June 30, 2019 the Company estimated the grant income that will be receivable following the lodgement of the 2019 tax return. Prior to June 30, 2017 the grant income was only taken up on the lodgement of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made.

Income tax

The income tax expense or benefit for the period is the tax payable on that period's taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•

When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

•

When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Benitec Biopharma Limited (the 'head entity') and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. The head entity and each subsidiary in the tax consolidated group continue to account for their own current and deferred tax amounts. The tax consolidated group has applied the 'separate taxpayer within group' approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group. No tax sharing agreement has been entered between entities in the tax consolidated group.

In addition to its own current and deferred tax amounts, the head entity also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from each subsidiary in the tax consolidated group.

Page | 30

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 1. Significant accounting policies continued

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Leasehold improvements	period of the lease term
Plant and equipment	3-7 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of plant and equipment is derecognised upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Impairment of non-financial assets

Other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset's fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Page | 31

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 1. Significant accounting policies continued

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries and other employee benefits expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

Employee benefits not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Share-based payments

Equity-settled share-based compensation benefits are provided to directors and senior executives. The plan currently in place to provide these benefits is the Employee Share Option Plan ('ESOP').

Equity-settled transactions are awards of shares, or options over shares that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Group receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods. Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the Group or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Group or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited. If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Page | 32

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 1. Significant accounting policies continued

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Costs related to an initial offering are expensed in the statement of profit or loss and other comprehensive income.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Benitec Biopharma Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax ('GST') and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Rounding of amounts

The Parent entity has applied the relief available to it under ASIC Corporations (Rounding in Financial/Directors’ Reports). Instrument 2016/191 and accordingly amounts in the financial statements and Directors Report have been rounded off to the nearest $1,000, or in certain cases, to the nearest dollars.

Page | 33

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 2. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Research and development expenses

Management does not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred. Research and development expenses relate primarily to the cost of conducting clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally, the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being the length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.Research and development refundable tax offsets

The Group accounts for the federal government research and development grant tax incentive when a reliable estimate of the amounts receivable can be made. In determining the estimate management reviews historical claims, Government overseas findings enabling the claim of overseas expenditure and the allocation of staff and overheads costs within approved projects. Judgement is also applied in determining the eligibility of the activities undertaken in Australia and overseas. Grant Income for the year ended June 30, 2019 includes an estimate of Research and Development grant receivable for June 30, 2019 of $907k (refer Note 4b).

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the Group considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Given the Company’s and each individual entities’ history of recent losses, the Group has not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised. The Group applies judgments in determining whether the tests for utilisation of carry forward tax losses are satisfied in a year where taxable income is generated. This involves management considering the Continuity of Ownership and/or Similar Business tests.

Page | 34

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 2. Critical accounting judgements, estimates and assumptions continued

Revenue recognition

The Group applies judgement in determining whether contracts entered into fall within the scope of AASB 15 ‘Revenue from Contracts with Customers’. In doing so, management considers the commercial substance of the transaction and how risks and benefits of the contract accrue to the various parties to the contract. In determining the accounting treatment of the contract with Axovant management assessed that the contract was within the scope of AASB 15 ‘Revenue from Contracts with Customers’.

Management has also made the judgement that the grant of the licence and transfer of associated know-how and materials are accounted for as one performance obligation as they are not considered to be distinct; they are highly interrelated and could not provide benefits to the customer independently from each other. Judgements were made in relation to the transfer of the licence and know-how and whether this should be recognised over time or a point in time. The point in time has been determined with regard to the point at which the transfer of know-how has substantially been completed and the customer has control of the asset and the ability to direct the use of and receive substantially all of the remaining benefits.

On June 6, 2019 the termination of the License and Collaboration Agreement with Axovant Sciences was announced. The termination of the License and Collaboration Agreement will be effective on September 3, 2019. The termination discharges all future performance obligations at termination date under the contract. As such, there are no contract liabilities recognised at June 30, 2019.

Costs of capital raising

Costs directly attributable to an equity transaction are held in the statement of financial position until the completion of the transaction. On completion, the costs will be applied against issued capital. Costs associated with abandoned or sub-optimal equity transactions are expensed to profit or loss in the year the transaction is determined to no longer be viable under existing conditions.

Note 3. Operating segments

The Group had only one business segment during the period, being the global commercialisation by licensing and partnering of and licences in biotechnology, with applications in biomedical research and human therapeutics. Business operations are conducted in Australia. However, there are controlled entities based in the USA and United Kingdom. The United Kingdom entity has no segment revenues, results or assets.

Geographical locations	Segment Revenues from External Customers		Segment Results		Carrying Amount of Segment Assets
	June 2019	June 2018	June 2019	June 2018	June 2019	June 2018
	$’000	$’000	$’000	$’000	$’000	$’000
Australia	14,627	378	3,755	(11,733)	25,112	19,639
USA	-	-	339	93	2,314	1,700
	14,627	378	4,094	(11,640)	27,426	21,339

Accounting Policies

Segment revenues and expenses are directly attributable to the identified segments. Segment assets include all assets used by a segment and consist mainly of cash, receivables, inventories, intangibles and property, plant and equipment, net of any allowances, accumulated depreciation and amortisation. Segment liabilities include mainly accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Deferred income tax provisions are not included in segment assets and liabilities

Page | 35

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

	2019	2018
Note 4. Revenue and other income	$'000	$'000

(a) Revenue
Licensing revenue and royalties	14,627	378
Service revenue*	1,532	-
Total	16,159	378

(b) Other income
Australian Government R&D grants	907	3,999
Foreign exchange unrealized gain	443	87
Other	-	1
Total	1,350	4,087

*On June 6, 2019 termination of Licence and Collaboration Agreement with Axovant Science was announced. The termination of the License and Collaboration Agreement will be effective on September 3, 2019.

(c) Disaggregated revenue
			Twelve months to June 30, 2019
	Licensing	Royalties	Development activities	Total

Services transferred at a point of time	14,179	-	-	14,179
Services transferred over time	192	256	1,532	1,980
	14,371	256	1,532	16,159

			Twelve months to June 30, 2018
	Licensing	Royalties	Development activities	Total

Services transferred at a point of time	-	-	-	-
Services transferred over time	235	143	-	378
	235	143	-	378

			2019	2018
Note 5. Expenses			$'000	$'000
Profit/(Loss) before income tax includes the following specific expenses:

Depreciation
Leasehold improvements			31	25
Plant and equipment			190	169
Total depreciation			221	194

Research and development
Project expenses			2,152	6,219
Other IP related expenses			952	671
Total research and development			3,104	6,890

Employee benefits expense
Defined contribution superannuation expense			197	241
Employee benefits expense excluding superannuation			4,828	4,853
			5,025	5,094

Rental expense relating to operating leases
Minimum lease payments			491	384

Page | 36

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

	2019	2018
Note 6. Income tax benefit	$'000	$'000
Income tax benefit
Current tax	-	-
Aggregate income tax benefit	-	-

Numerical reconciliation of income tax benefit and tax at the statutory rate
Income/(Loss) before income tax benefit	4,094	(11,640)

Tax at the statutory tax rate of 27.5% (27.5%)	1,126	(3,201)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
R&D expenses	573	2,605
R&D incentive income	(249)	(1,124)
Legal expenses	225	70
Share-based payments	258	119
Timing differences utilised not previously recognised	(264)	(196)
Impact of foreign exchange rate differences	-	-
	1,669	(1,727)
(Utilisation of carried forward losses)/Tax losses not brought to account	(1,669)	1,727
Income tax benefit	-	-

Tax losses are recognised only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Tax losses for which no deferred tax asset has been recognised - Australia
- Tax losses not recognised	54,083	61,471
- Capital losses not recognised	1,272	1,272
- Other deferred tax assets not recognised	980	627
	56,335	63,370

Potential tax benefit of tax assets not recognised at 27.5% (27.5%)	15,492	17,427

Tax losses for which no deferred tax asset has been recognised - US (Tacere)
- Tax losses not recognised	771	846

Potential tax benefit of tax assets not recognised at 21% - US	162	178

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the statement of financial position as the recovery of this benefit is uncertain.

Page | 37

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

	2019	2018
Note 7. Cash and cash equivalents	$'000	$'000
Cash at bank	15,369	9,575
Cash on deposit	7,042	6,510
	22,411	16,085

Note 8. Other financial assets
Market value of listed shares	1	30
Security deposit	147	100
Deposit other	33	-
	181	130

Note 9. Trade and other receivables
R&D grant receivable	907	4,121
Receivables	2,709	134
	3,616	4,255

There are no receivable balances that are past due that are not impaired.

Note 10. Current assets - other
Prepayments	535	425
	535	425

Note 11. Deposits non - current
Other	13	125
	13	125

Note 12. Property, plant and equipment
Leasehold improvements - at cost	109	79
Less: Accumulated depreciation	(73)	(44)
	36	35

Plant and equipment - at cost	1,516	975
Less: Accumulated depreciation	(882)	(691)
	634	284

	670	319

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold	Plant and
	improvement	equipment	Total
	$'000	$'000	$'000
Balance at June 30, 2017	60	385	445
Additions	-	86	86
Disposals	-	(27)	(27)
Depreciation expense	(25)	(169)	(194)
FX loss	-	9	9
Balance at June 30, 2018	35	284	319

Page | 38

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

	Leasehold	Plant and
	improvement	equipment	Total
	$'000	$'000	$'000
Balance at June 30, 2018 b’fwd	35	284	319
Additions	30	541	571
Disposals	-	(54)	(54)
Depreciation expense	(31)	(190)	(221)
FX loss	2	53	55
Balance at June 30, 2019	36	634	670

	2019	2018
	$'000	$'000
Note 13. Trade and other payables
Trade creditors	2,101	580
Sundry creditors and accrued expenses	1,455	1,796
Total	3,556	2,376

Note 14. Provisions
Employee benefits	200	146
Provision for make good	10	25
Total	210	171

Note 15. Equity - issued capital	2019	2018	2019	2018
	Shares	Shares	$'000	$'000
Ordinary shares - fully paid	257,029,426	257,029,426	164,087	164,087

Movements in ordinary share capital

Details	Date	Shares	Issue price	$'000
Balance	June 30, 2018	257,029,426		164,087
Balance	June 30, 2019	257,029,426		164,087
The weighted average number of shares on issue during the twelve months to June 30, 2019 was		257,029,426

Issued capital

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The Group's objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. Operating globally, the Group develops speciality pharmaceutical products. The overall strategy of the Group is to

Page | 39

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

continue its drug development programs, which depends on selling assets and raising additional equity to fund the activities.

The capital risk management policy remains unchanged from the prior year.

Note 16. Equity Reserves	2019	2018
	$'000	$'000
Foreign currency translation reserve	(1,465)	(1,348)
Share-based payments reserve	2,296	2,840
	831	1,492

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Foreign	Share- based
	currency	payments	Total
	$'000	$'000	$'000
Balance at June 30, 2017	(1,285)	2,959	1,674
Foreign currency translation	(63)	-	(63)
Share-based payments	-	(119)	(119)
Balance at June 30, 2018	(1,348)	2,840	1,492
Foreign currency translation	(117)	-	(117)
Share-based payments	-	(544)	(544)
Balance at June 30, 2019	(1,465)	2,296	831

	2019	2018
	$'000	$'000
Note 17. Equity - accumulated losses
Accumulated losses at the beginning of the financial year	(146,835)	(135,748)
Income/(Loss) after income tax benefit for the year	4,094	(11,640)
Transfer from share-based payment reserve for expired options	1,483	553
Accumulated losses at the end of the financial year	(141,258)	(146,835)

Note 18. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 19. Financial instruments

Financial risk management objectives

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group’s principal financial instruments comprise receivables, payables, cash and short-term deposits. The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Company financial risk management policy. The objective of the policy is to protect the assets and provide a solid return.

Page | 40

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 19. Financial instruments continued

	2019	2018
	$'000	$'000
Financial Assets
Cash and cash equivalents	22,411	16,085
Trade and other receivables	3,616	4,255
Total Financial Assets	26,027	20,340

Financial Liabilities
Trade and other payables	3,556	2,376
Total Financial Liabilities	3,556	2,376

Market risk

Foreign currency risk

The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

At June 30, 2019 the Company held USD cash or cash equivalents of AUD$12m and trade payables and accruals of AUD$2.43m. Net USD exposure in AUD of $9.59m. Each 1 cent movement in the AUD/USD exchange rate has a +/- effect of AUD $139k on profit and net assets of the Company. Exposure to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless the analysis above is considered to be appropriate of the Group’s exposure to currency risk.

Interest rate risk

The Group generates income from interest on surplus funds. At reporting date, the Group had the following assets exposed to Australian variable interest rate risk that are not designated in cash flow hedges.

As at the reporting date, the Group had the following variable rate cash and cash equivalents outstanding:

	Weighted average interest rate	Balance 2019	Weighted average interest rate	Balance 2018
	%	$'000%		$'000
Cash and cash equivalents	2%	22,411	2%	16,085
Net exposure to cash flow interest rate risk		22,411		16,085

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The Group does not hold any collateral.

Liquidity risk

Vigilant liquidity risk management requires the Group to maintain sufficient liquid assets (mainly cash and cash equivalents) to be able to pay debts as and when they become due and payable.

Page | 41

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 19. Financial instruments continued

Liquidity risk continued

The Group manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

The following tables detail the Group's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid.

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
2019	%	$'000	$'000	$'000	$'000	$'000
Non-derivatives
Non-interest bearing
Trade payables	-%	2,101	-	-	-	2,101
Other payables	-%	1,455	-	-	-	1,455
Total non-derivatives		3,556	-	-	-	3,556

2018	%	$'000	$'000	$'000	$'000	$'000
Non-derivatives
Non-interest bearing
Trade payables	-%	580	-	-	-	580
Other payables	-%	1,796	-	-	-	1,796
Total non-derivatives		2,376	-	-	-	2,376

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value.

Note 20. Remuneration of auditors During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd and affiliated entities, the auditor of the Company:	2019	2018
	$	$
Audit services
Audit or review of the financial statements	168,398	240,806
Other audit services
- F1 review	-	17,990
- F3 review	-	6,660

Other services
Tax compliance services	15,650	42,617
	184,048	308,073

Note 21. Contingent liabilities and commitments

There no contingent liabilities.

Page | 42

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 22. Commitments	2019	2018
	$'000	$'000
Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	289	219
One to five years	631	293
	920	512

Operating lease commitments includes contracted amounts for offices under non-cancellable operating leases expiring within 3 years with, in some cases, options to extend. The leases have various escalation clauses. On renewal, the terms of the leases are renegotiated.

Parent entity

Benitec Biopharma Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 25.

Key management personnel

Disclosures relating to key management personnel are set out in note 23 and the remuneration report in the directors' report.

Note 23. Related party transactions

Parent entity

Benitec Biopharma Limited is the parent entity.

Key management personnel

Disclosures relating to key management personnel are set out in June 30, 2019 Annual Report in the remuneration report.

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Group is set out below:

	2019	2018
	$	$
Short-term employee benefits	1,160,275	1,843,334
Post-employment benefits	36,690	89,780
Share-based payments	807,177	257,001
	2,004,142	2,190,115

The following transactions occurred with related parties:
Payment for other expenses:
Legal services paid / payable to Francis Abourizk Lightowlers, a law firm in which Mr Peter Francis is a partner and has a beneficial interest.	726	8,212
Annabel West, the wife of Greg West, our former Chief Executive Officer, was employed as a part-time clerical and administrative assistant.	-	42,278

Page | 43

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 23. Related party transactions continued

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 24. Parent entity information
Set out below is the supplementary information about the parent entity.	2019	2018
	$'000	$'000
Statement of profit or loss and other comprehensive income
Profit/(loss) after income tax	3,542	(13,566)
Total comprehensive income	3,542	(13,566)

Statement of financial position
Total current assets	25,095	19,461
Total assets	25,112	19,639

Total current liabilities	3,390	2,351
Total liabilities	3,390	2,399

Equity
Issued capital	164,087	164,087
Share-based payments reserve	2,296	2,840
Accumulated losses	(144,661)	(149,687)
Total equity	21,722	17,240

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

The parent entity had no guarantees in relation to the debts of its subsidiaries as at June 30, 2019 and June 30, 2018.

Contingent liabilities

The parent entity had no contingent liabilities as at June 30, 2019 (2018: nil), other than the contingent liabilities described as belonging to the parent entity in note 21.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at June 30, 2019 and June 30, 2018.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in note 1, except for the following:

•	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.
•	Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Page | 44

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 25. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Principal place of business /	2019	2018
Name	Country of incorporation	%	%
Benitec Australia Limited	Australia	100.00%	100.00%
Benitec Biopharma Limited	United Kingdom	100.00%	100.00%
Benitec, Inc.	USA	100.00%	100.00%
Benitec LLC	USA	100.00%	100.00%
RNAi Therapeutics, Inc.	USA	100.00%	100.00%
Tacere Therapeutics, Inc.*	USA	100.00%	100.00%

All companies in the Group adopt the same accounting policies.

* Note Tacere year end is 31 December which was the year end date when the Company was acquired.

Note 26. Events after the reporting period

No matter or circumstance has arisen since June 30, 2019 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

Note 27. Reconciliation of profit/(loss) after income tax to net cash used in operating activities	2019	2018
	$'000	$'000
Profit/(Loss) after income tax benefit for the year	4,094	(11,640)

Adjustments for:
Loss on disposal of fixed assets	9	1
Depreciation and amortisation	221	194
Share-based payments	939	434
Loss on assets held for sale	29	-
Net unrealised foreign exchange	(1,053)	(82)
Change in operating assets and liabilities:
(Decrease)/Increase in trade and other receivables	(2,542)	72
(Decrease) in other current assets	(104)	(121)
Decrease in trade and other payables	1,066	1,259
Decrease in R&D grant receivable	3,214	112
(Decrease) in employee benefits	(1)	(23)
(Decrease) in provision	(15)	-
Net cash used in operating activities	5,857	(9,794)

Note 28. Earnings per share
Profit/(Loss) after income tax attributable to the owners of Benitec Biopharma Limited	4,094	(11,640)

Page | 45

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 28. Earnings per share continued

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	257,029,426	210,454,829
Weighted average number of ordinary shares used in calculating diluted earnings per share	257,029,426	210,454,829

	Cents	Cents
Basic earnings per share	1.59	(5.53)
Diluted earnings per share	1.59	(5.53)

Outstanding options to acquire ordinary shares are not considered dilutive for the years ended June 30, 2019 and June 30, 2018, because they are anti-dilutive, as the strike price was lower than share price.

Note 29. Share-based payments

Benitec Biopharma Limited Employees Share Option Plan (ESOP):

Description of plan

The Group may from time to time issue employee’s options to acquire shares in the parent at a fixed price. Each option when exercised entitles the option holder to one share in the Parent Company. Options are exercisable on or before an expiry date, do not carry any voting or dividend rights and are not transferable except on death of the option holder.

The following table shows the number and weighted average exercise price (WAEP) of share options issued under the ESOP:

	2019	2019	2018	2018
	Number	WAEP	Number	WAEP
Outstanding at the beginning of the year	24,477,332	0.416	9,724,000	0.832
Granted during the year	8,200,000	0.202	19,950,000	0.218
Exercised during the year	-	-	-	-
Lapsed or forfeited during the year	(6,737,332)	0.585	(5,196,668)	0.426
Outstanding at the end of the year	25,940,000		24,477,332	0.416

Options exercisable at the end of the year	8,106,667		6,527,333

Details of ESOP share options outstanding as at end of year:

			2019	2018
		Exercise	Number	Number
Grant date	Expiry date	price	under option	Under option
August 22, 2013 **	August 22, 2018	$1.25	-	480,000
May 15, 2014 **	May 15, 2019	$1.50	-	90,000
December 17, 2014 **	December 17, 2019	$1.25	700,000	2,334,000
May 6, 2015 **	May 6, 2020	$1.25	350,000	650,000
November 12, 2015*	November 12, 2020	$0.77	2,240,000	2,240,000
August 9, 2016**	August 9, 2021	$0.1665	-	1,466,666
July 17, 2017**	July 17, 2022	$0.196	3,800,000	6,566,666
April 11, 2018**	April 11, 2023	$0.298	650,000	650,000
June 26, 2018**	June 26, 2023	$0.228	10,000,000	10,000,000
March 12, 2019**	March 12, 2024	$0.200	5,000,000	-
March 21, 2019**	March 21, 2024	$0.206	1,575,000	-
April 11, 2019**	April 11, 2024	$0.208	1,150,000	-
May 2, 2019**	May 2, 2024	$0.198	275,000	-
May 16, 2019**	May 16, 2024	$0.206	200,000	-
			25,940,000	24,477,332

Page | 46

BENITEC BIOPHARMA LIMITED

Notes to the financial statements June 30, 2019 continued

Note 29. Share-based payments continue

*       Non-Executive Directors options

**     ESOP options

The weighted average remaining life of the options issued under the ESOP at June 30, 2019 was 3 years and 7 months (2018: 3 years and 10 months).

For the options granted during the year, the valuation model inputs used to determine the fair value at the grant date are as follows:

		Share price at grant	Exercise	Expected *	Dividend	Risk-free	Fair value
Grant date	Expiry date	date	price	volatility	yield	interest rate	at grant date
12/03/2019	12/03/2024	$0.135	$0.200	104.10%	-%	1.670%	$0.1009
21/03/2019	21/03/2024	$0.130	$0.206	103.73%	-%	1.530%	$0.0916
11/04/2019	11/04/2024	$0.140	$0.208	103.84%	-%	1.520%	$0.0999
02/05/2019	02/05/2024	$0.140	$0.198	103.24%	-%	1.400%	$0.1003
16/05/2019	16/05/2024	$0.130	$0.206	102.92%	-%	1.280%	$0.0908

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were $0.939m (2018: $0.434m).

* expected volatility was determined with reference to the Benitec share price based on historical volatility.

Page | 47

BENITEC BIOPHARMA LIMITED

Directors Declaration June 30, 2019

In the directors' opinion:

•	the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;
•

the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 1 to the financial statements;

•	the attached financial statements and notes give a true and fair view of the Group's financial position as at June 30, 2019 and of its performance for the financial year ended on that date; and
•	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the directors

______________________________

Jerel Banks

Chairman

August 29, 2019

Melbourne

Page | 48

Level 17, 383 Kent Street

Sydney NSW 2000

Correspondence to:

Locked Bag Q800

QVB Post Office

Sydney NSW 1230

T +61 2 8297 2400

F +61 2 9299 4445

E info.nsw@au.gt.com

W www.grantthornton.com.au

Independent Auditor’s Report

To the Members of Benitec Biopharma Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Benitec Biopharma Limited  (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2019, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, and the Directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

agiving a true and fair view of the Group’s financial position as at 30 June 2019 and of its performance for the year ended on that date; and

bcomplying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

www.grantthornton.com.au

Page | 49

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter
Revenue recognition – Axovant Services License & Collaboration Agreement (Note 4a)

During the year the Group entered into a material licence agreement. In accordance with AASB 15 Revenue from Contracts with Customers, the Group needs to assess the contract in respect to the 5-step model outlined in the standard.

This area is a key audit matter due to the material nature of the transaction, significant judgement and estimation, and the subsequent termination of the agreement after year end.

Our procedures included, amongst others:

•obtaining and reading the underlying agreement between the Group and the counterparty;

•obtaining management’s assessment of the accounting treatment of the different elements of the contract, including identification of performance obligations and assessment for variable consideration;

•assessing the appropriateness of the accounting treatment applied in line with AASB 15;

•evaluating management’s assessment of the impact of the contract termination on future performance obligations; and

•assessing the adequacy of the relevant disclosures in the financial statements.

Recognition of R&D Tax Incentive (Note 4b)

Page | 50

Under the research and development (R&D) tax incentive scheme, the Group receives a 43.5% refundable tax offset (2018: 43.5%) of eligible expenditure if its turnover is less than $20 million per annum. A Registration of R&D Activities Application is filed with AusIndustry in the following financial year and, based on this filing, the Group receives the incentive in cash. Management performed a detailed review of the Group’s total R&D expenditure to estimate the refundable tax offset receivable under the R&D tax incentive legislation.

This area is a key audit matter due to the size of the receivable and because there is a degree of judgement and interpretation of the R&D tax legislation required by management to assess the eligibility of the R&D expenditure under the scheme.

Our procedures included, amongst others:

•obtaining, through discussions with management, an understanding of the process to estimate the claim;

•utilising an internal R&D tax specialist to:

oreview the expenditure methodology employed by management for consistency with the R&D tax offset rules; and

oconsider the nature of the expenses against the eligibility criteria of the R&D tax incentive scheme to form a view about whether the expenses included in the estimate were likely to meet the eligibility criteria;

•inspecting supporting documentation for a sample of expenses claimed to assess validity of the claimed amount and eligibility against the R&D tax incentive scheme criteria;

•comparing the nature of the R&D expenditure included in the current year estimate to the prior year claim;

•considering the entity's history of successful claims;

•comparing the eligible expenditure used in the receivable calculation to the expenditure recorded in the general ledger;

•selecting a sample of R&D expenditure and agreeing

to supporting documentation  to ensure appropriate classification;

•inspecting copies of relevant correspondence with AusIndustry and the ATO related to the claims; and

•assessing the adequacy of the relevant disclosures in the financial statements.

Information other than the financial report and auditor’s report thereon

The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2019, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor’s report.

Page | 51

Report on the remuneration report

Opinion on the remuneration report

We have audited the Remuneration Report included in pages 10 to 16 of the Directors’ report for the year ended 30 June 2019.

In our opinion, the Remuneration Report of Benitec Biopharma Limited, for the year ended 30 June 2019 complies with section 300A of the Corporations Act 2001.

Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M R Leivesley

Partner – Audit & Assurance

Sydney, 29 August 2019

Page | 52

BENITEC BIOPHARMA LIMITED

Corporate Directory June 30, 2019

Directors	Dr Jerel A Banks - Executive Chairman
Ms Megan Boston - Executive Director, Head of Operations Australia
Mr Kevin Buchi - Non-Executive Director
Mr Peter Francis - Non-Executive Director

CEO	Dr Jerel A Banks

Company Secretary	Mr Oliver Kidd

Notice of annual general meeting	The details of the annual general meeting of Benitec Biopharma Limited are:
Collins Square, Tower 5
727 Collins Street
Melbourne, VIC 3008
Friday November 29, 2019 at 10:00 am (AEST)

Registered office	Level 14 114 William Street
Melbourne, VIC 3000
Head office telephone: +61 3 8692-7222 Fax: +61 (0)3 9966-9923
Share register	Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford, VIC 3067
Shareholders Enquiries: 1300 787 272

Auditor	Grant Thornton Audit Pty Ltd
Level 17
383 Kent Street
Sydney, NSW 2000

Bankers	Westpac Banking Corporation
274 Darling Street
Balmain, NSW 2041

Stock exchange listing	Benitec Biopharma Limited shares are listed on the Australian Securities Exchange in Australia (ASX: BLT)
Benitec Biopharma Limited shares are listed on the NASDAQ Global Select Market in United States (NASDAQ: BNTC; NASDAQ: BNTCW)

Website	www.benitec.com

Page | 53

BENITEC BIOPHARMA LIMITED

Shareholder information June 30, 2019

The shareholder information set out below was applicable as at 30 June 2019.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders
of ordinary shares
1 to 1,000	766
1,001 to 5,000	1,575
5,001 to 10,000	710
10,001 to 100,000	1,176
100,001 and over	186
Total Shareholders	4,413

Holding less than a marketable parcel	2,786

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary	% of total
	Shares held	shares issued
NANT CAPITAL LLC	58,611,638	22.80
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	37,105,885	14.44
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	30,254,243	11.77
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	12,294,208	4.78
DALIT PTY LTD	5,339,848	2.08
CITICORP NOMINEES PTY LIMITED	4,864,179	1.89
CS FOURTH NOMINEES PTY LIMITED <HSBC CUST NOM AU LTD 11 A/C>	4,605,742	1.79
COMMONWEALTH SCIENTIFIC AND INDUSTRIAL RESEARCH ORGANISATION	1,924,658	0.75
MRS ALANKARAGE SRIYANI KARUNASENA	1,635,000	0.64
J KEVIN BUCHI	1,448,210	0.56
MR SHUKUR BESHKEREM	1,430,000	0.56
MR ARON MALCOLM	1,159,692	0.45
MR PAUL LEONARD GRIMSHAW + MR DAYNE PAUL GRIMSHAW <PAUL GRIMSHAW FAMILY SUPER FUND A/C>	1,027,998	0.40
TELOSAMA SUPER PTY LTD <TELOSAMA SUPERFUND A/C>	1,000,000	0.39
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	939,478	0.37
TIGCORP NOMINEES PTY LTD	872,892	0.34
SAO HOLDINGS PTY LTD <SAO SUPER FUND A/C>	798,182	0.31
MR LUBOMIR ALEXANDROV HARALAMBEV + MS EMILIA VELINOVA SOTIROVA-HARALAMBEVA	792,900	0.31
MR QIANG QUENTIN QIAN	779,160	0.30
MR RAVINDER SINGH GAMBHIR + MISS SURINDERPAL KAUR GAMBHIR	775,000	0.30
	167,658,913	65.23

Page | 54

BENITEC BIOPHARMA LIMITED

Shareholder information June 30, 2019

Unquoted equity securities

		Exercise		Number
Grant date	Expiry date	price		under option
December 17, 2014**	December 17, 2019	$	1.250	700,000
May 6, 2015**	May 6, 2018	$	1.250	350,000
August 20, 2015****	August 21, 2020	$USD	0.275	11,498,000
November 12, 2015*	November 12, 2020	$	0.770	2,240,000
July 17, 2017**	July 16, 2022	$	0.196	3,800,000
April 11, 2018**	April 11, 2023	$	0.298	650,000
June 26, 2018**	June 26, 2023	$	0.228	10,000,000
March 12, 2019**	March 12, 2024	$	0.200	5,000,000
March 21, 2019**	March 21, 2024	$	0.206	1,575,000
April 11, 2019**	April 11, 2024	$	0.208	1,150,000
May 2, 2019**	May 2, 2024	$	0.198	275,000
May 16, 2019**	May 16, 2024	$	0.206	200,000
				37,438,000

Substantial holders

Substantial holders in the Company are set out below:

		% of total
	Ordinary	shares
	Shares held	issued

Nant Capital LLC	58,611,638	22.80

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

There are no other classes of equity securities.

Page | 55